Eilenberg & Krause llp

11 east 44th street

new york, new york 10017

telephone: (212) 986-9700

facsimile:   (212) 986-2399

December 8, 2005

Ms. Peggy A. Fisher
Assistant Director Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Tower Semiconductor Ltd. Amendment Nos. 3 & 4 to Registration Statement on Form F-2 Filed November 21, 2005 and November 23, 2005, respectively File No. 333-126909

Dear Ms. Fisher:

        This letter is submitted on behalf of Tower Semiconductor Ltd. (“Tower” or the “Company”), in response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding Amendment Nos. 3 and 4 to the Registration Statement on Form F-2 (Registration No. 333-126909) filed on November 21, 2005 and November 23, 2005, respectively. With a courtesy copy of this letter, we are including a copy of Amendment No. 5 on Form F-1 to the Registration Statement on Form F-2 as filed with the Securities and Exchange Commission on the date hereof. The Amendment reflects Tower’s responses to the comments contained in your letter of December 7, 2005, as well as updated information. We have also enclosed copies of Amendment No. 5, which have been marked to show changes from Amendment No. 4 to the Registration Statement as amended to date.

        Our numbered responses correlate to the numbers in your letter dated December 7, 2005, and we have set forth in full the text of the comments included in your letter for convenience purposes. All references in our responses to page numbers are to the pages in the unmarked copies of the documents.

        We respond to the Staff’s comments as follows:

Form F-2

1. Note that amendments to this Form F-2 must be made on the registration statement form for which you are eligible, other than Form F-2. Effective December 12, 2005, Form F-2 amendments will not be accepted because the form has been eliminated. See Release No. 33-8591.

We note the Staff’s comment and have filed the amendment to the registration statement (File No. 333-126909) on Form F-1.

Recent Developments

2. Since the date referenced in bullet 2 has passed, please update the disclosure.

We have updated the disclosure to reflect that the November 30, 2005 date has been extended to December 31, 2005. We have filed the amendment to the Company’s facility agreement with its banks that provides for this extension as Exhibit 4.6.

Risk Factors, page 10

If we do not meet conditions to receive the Israel government grants, page 11

3. Revise the caption to more accurately reflect the nature of the risk. State, if true, that you cannot meet the conditions by the end of 2005, and briefly describe the possible consequences of your inability to do so.

We have revised the caption to better reflect the nature of the risks described in the risk factor and the possible consequences thereof.

4. We note your belief that it is “improbable” that the Investment Center would demand the repayment of all or a portion of the grants received. Please provide support for this belief or remove the statement.

The Company’s belief that it is improbable that the Investment Center would demand the repayment of all or a portion of the grants already received due to the Company not completing investments in an amount of $1.25 billion by the end of 2005 is based on, inter alia, the following factors:

— The Company notified the Investment Center on numerous occasions, both in writing, verbally and by way of filing updated working plans and investment schedules, that it did not expect to complete 100% of its Approved Enterprise Program by the end of 2005. In addition, the Company has received copies of reports received by the Investment Center from the latter’s external auditors that examine the Company’s progress under its Approved Enterprise Program which state that the Company will not complete 100% of its Approved Enterprise Program by the end of 2005. Nonetheless, the Investment Center continues to timely provide grants to the Company and, as described below, is working with the Company to find satisfactory arrangements to approve a new expansion program.

— In 2004, the Investment Center approved a revised investment schedule, based on an updated business plan submitted to it by the Company in 2003, which showed that the Company would not complete $1.25 billion of investments by the end of 2005, but would only complete such amount of investments in 2008. As mentioned, the Investment Center continues to timely provide grants to the Company.

— As disclosed in the risk factor, in light of the Company not expecting to complete investments in the amount of $1.25 billion by the end of 2005, it has been holding discussions with the Investment Center to achieve satisfactory arrangements to approve a new expansion program and, at the Investment Center’s request, the Company submitted a revised business plan to the Investment Center for the period commencing on January 1, 2006. The Company has also recently been informed that the review of the business plan is still ongoing. The Company believes that it is improbable that the Investment Center would demand repayment of the grants in light of the Investment Center’s cooperation with the Company to achieve satisfactory arrangements to approve a new expansion. In this regard, during the first half of 2005, the Company received supportive letters from the Israeli Minister of Industry, Trade and Labor and from the General Manager of the Investment Center stating that they will act, subject to Israeli law, to support such expansion.

— Under the original terms of the approval letter for the Approved Enterprise Program, the Company was to complete 80% of the Approved Enterprise Program by the end of 2004 in order for it to be eligible to receive grants for investments made in 2005. By the end of 2004, the Company completed approximately 70% of the program, yet in 2005 the Investment Center continued to provide it with grants and, in April 2005, the Investment Center formally approved the Company’s eligibility to receive grants for investments made in 2005.

— Further to the bullet immediately above, the approval letter for the Approved Enterprise Program does not specifically require the Company to complete 100% of its Approved Enterprise Program by the end of 2005.

— Although Israeli law, prima facie, provides the Investment Center with the ability to demand the repayment of all or a portion of the grants received due to the Company not completing investments in the amount of $1.25 billion by the end of 2005, the guidelines of the Investment Center provide that if 60% of an Approved Enterprise Program is completed, the Investment Center may recognize that the Approved Enterprise Program was materially complied with. As of September 30, 2005, the Company invested 71% of $1.25 billion and, by the end of 2005, the Company expects to have invested 72% of $1.25 billion. The Company believes that since the Investment Center is allowed to recognize that an Approved Enterprise Program was materially complied with if 60% of it was completed, it is improbable that the Investment Center would demand the repayment of grants regarding an Approved Enterprise Program of which 72% was completed.

— The Investment Center continues to timely provide grants to the Company despite its clear knowledge that the Company will not complete investments in an amount of $1.25 billion by the end of 2005.

— To the best of the Company’s knowledge, it is not aware of any case where the Investment Center demanded the return of grants due to the incompletion of an Approved Enterprise Program by the end of the grant eligibility period and that the Investment Center only demands the return of grants made in cases where the recipient provided the Investment Center with false or misleading information. The Company believes that it has not provided the Investment Center with false or misleading information.

The Company notified the Investment Center on numerous occasions that it does not expect to complete 100% of its Approved Enterprise Program by the end of 2005 and the Investment Center has neither demanded that the Company return the grants nor provided the Company with notice that it will so demand. For the reasons above, the Company believes that it is improbable that the Investment Center would demand the repayment of all or a portion of the grants already received due to the Company not completing investments in an amount of $1.25 billion by the end of 2005.

Descriptions of the Debentures, page 35

Early Redemption at the Discretion of the Company, page 41

5. We refer you to your disclosure on page 41. We note that under the facility agreement, you are not permitted to redeem debentures; however, your banks have permitted you to do so under the described circumstances. Please update us as to the status of your preparation of the formal agreement to this effect between you and your banks.

The relevant disclosures have been updated to reflect that the formal agreement with the Company’s banks permitting the redemption of the debentures under the described circumstances has been signed. Such agreement has been filed as Exhibit 4.6 to the Registration Statement.

Material Income Tax Considerations, page 48

Tax Consequences if the Debentures Are Characterized as Contingent Payment Debt Instruments, page 58

6. We refer you to your disclosure in the first paragraph of this subsection. Please disclose why you believe it is “significantly more likely than not” that you will not redeem the debentures prior to maturity.

As described in the prospectus, in order for the Company to cause the early redemption of the debentures, the following will need to be true: (i) by the 12th month following the record date the Company will have consummated one financing or a series of related financings in which it receives gross proceeds of $75 million (or by the 18th month following the record date, in case that by the 12th month anniversary the Company will have executed one or more agreements relating to transactions which have not closed, letters of intent, memorandums of understanding or similar agreements or understandings, for a proposed $75 million financing), (ii) the Company will decide to cancel the adjustment to the conversion price mechanism and (iii) the closing price of the Company’s shares on the trading day prior to the consummation of the $75 million financing is equal to or is lower than $1.30 (we note that this figure was $1.15 in the previous filing). The Company has not reached any understandings with any potential investors with respect to any investment and the Company has not commenced any discussions with respect to the terms of any investment, nor have term sheets or other documents been drafted or exchanged. Due to all of the above, and in light of the complexities which would characterize any such potential financing, including the negotiation of terms, drafting and finalizing definitive agreements, obtaining third party approvals and satisfying closing conditions, the Company believes that it is significantly more likely than not that it will not consummate a $75 million financing by the 12th or 18th month following the record date, and therefore it came to the conclusion that it is significantly more likely than not that the debentures will not be redeemed prior to maturity. The filing has been revised to describe why the Company believes that it is significantly more likely than not that the debentures will not be redeemed prior to maturity.

Exhibit 5.1

7. We note this opinion is subject to contingencies in the second paragraph, such as “if and when the indenture has been duly executed and delivered.…” We assume you will refile the opinion to remove the contingencies prior to effectiveness of the registration statement. Please confirm.

We note the Staff’s comment and have revised Exhibit 5.1 accordingly and refiled said exhibit.

Exhibit 5.2

8. See our previous comment regarding Exhibit 5.1, and apply it to this exhibit, eliminating impermissible contingencies and assumptions.

We note the Staff’s comment and have revised Exhibit 5.2 accordingly and refiled said exhibit.

Exhibit 5.3

9. We note counsel’s statement in the fourth paragraph that the opinion speaks as of the date of the opinion. We also note that counsel undertakes no obligation to update the opinion after the effective date. Resolve this inconsistency by filing an opinion dated as of the effective date of the registration statement as an exhibit to a final pre-effective amendment to your registration statement.

The opinion was revised from the proposed form of opinion submitted for the Staff’s review to respond to Comment No. 22 in the Staff’s letter of September 30, 2005. We believe that the revised language, which states that counsel undertakes no obligation to update after the effective date, is responsive to the Staff’s concern that there be no such disclaimer of a duty to update for the period between the date of the opinion and the effective date. We have established an arrangement with tax counsel pursuant to which the undersigned has undertaken in writing to inform tax counsel as to the date for which acceleration has been requested, and give them an opportunity to determine if there have been any developments which might necessitate revision of the disclosure and opinion. We trust that these procedures address the Staff’s concern that the opinion reflect developments through the effective date. The need to file a pre-effective amendment dated the effective date will make coordination of the effectiveness process with the Commission and the Israeli Securities Authority extremely difficult and impede our ability to give appropriate and timely notices to Nasdaq and the Tel Aviv Stock Exchange and our shareholders.

        If you have any questions, please feel free to call the undersigned at (212) 986-9700 (extension 17), or Ted Chastain of this office (extension 50).

Sincerely, Sheldon Krause

cc:	Adelaja K. Heyliger Mr. Thomas Dyer David Schapiro, Esq.